EXHIBIT 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended June 30,
	2006		2005		2004
COMPUTATION OF EARNINGS:

Income before income taxes	$485,235		$452,399		$365,116

Fixed charges	425,180		269,146		261,137

	$910,415		$721,545		$626,253

COMPUTATION OF FIXED CHARGES:

Fixed charges:(a)
Interest expense	$419,360		$264,276		$251,963
Implicit interest in rent	5,820		4,870		9,174

	$425,180		$269,146		$261,137

RATIO OF EARNINGS TO FIXED CHARGES	2.1	x	2.7	x	2.4	x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.